FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   September 2, 2004

Exhibit Index

Exhibit

Description

September 7, 2004 Press Release

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752       Fax:  (604) 687-4212

News Release

Tuesday, September 7, 2004, Vancouver, B.C.           Symbol “AKV”: TSX Venture Exchange

ACREX EXTENDS HIGH GRADE GOLD ZONE ON THE

55 ZONE, MICHAUD PROPERTY, TIMMINS, ONTARIO

Acrex Ventures Ltd. (“Acrex”) is pleased to report the favourable results of its recent diamond drill program on the 55 Zone at its Michaud property, near Timmins, Ontario.  The program included 1,118 metres of drilling in three holes and a 90 meter extension of a previous hole.  The highlight of the program was drill hole MA-04-25 which assayed 12.76 g/t gold across 4.30 metres within an 11.50 m wide interval that averaged 5.86 g/t gold.

The drilling program was carried out under the supervision of Mr. P. Caldbick, P.Geo., the Company’s Qualified Person for this project.  The program was designed to trace the lateral and vertical extent of significant gold intersections obtained in previous hole MA-02-06 and historic hole 97-195 drilled by Barrick Gold.  Acrex's hole MA-02-06 averaged 7.5 g/t gold over 6.5m, within a 12m interval that averaged 4.81 g/t gold and Barrick's 1997 drill hole 97-195 which returned 10.08 g/t gold over 4.6 m, including a 1.1 m interval averaging 24.65 g/t and a 0.5 m interval averaging 19.23 g/t gold.

The significant assays obtained from the current program are tabled below:

DRILL HOLE	FROM (m)	TO (m)	INTERVAL (m) *	Au (g/t) **
MA-04-24	71.00	73.00	2.00	2.39
incl.	71.00	71.50	0.50	4.98
	117.60	118.40	0.80	6.18
incl.	118.00	118.40	0.40	11.22
	126.70	128.10	1.40	2.82
incl.	127.70	128.10	0.40	5.45
	298.00	306.00	8.00	1.98
incl.	299.50	304.00	4.50	2.38
MA-04-25	50.50	62.00	11.50	5.86
incl.	50.50	51.00	0.50	7.61
and	57.70	62.00	4.30	12.76
incl.	58.60	59.00	0.40	21.68
	103.00	105.00	2.00	2.90
incl.	155.50	158.30	2.80	5.21
	156.00	156.70	0.70	10.27
	212.00	212.50	0.50	10.23
MA-04-26	259.40	260.20	0.80	3.04
	374.80	375.60	0.80	4.67
* drilled width
** selected metallic Au analyses underway

Drilling in the “55” Gold Zone consisted of deepening the previously drilled hole MA-03-10 an additional 90 m to a total depth of 482 m and drilling three additional holes (MA-04-24, 25 and 26).  Hole MA-04-24 was collared on a sectional line 122 m east of Barrick’s hole 97-195.  Hole MA-04-25 was collared on a sectional line 91 m west of Barrick’s hole 97-195 and 30 m west of

Acrex’s hole MA-02-06.  Hole MA-04-26 was collared on a sectional line 30 m east of Barrick’s hole 97-195 (see map).

Several alteration zones hosting gold values were encountered along the length of hole MA-04-024, between 71.0 m and 304.0 m, the most significant of which returned 6.18 g/t gold over 0.8 m including 0.4 m of 11.22 g/t gold (see table).

Hole MA-04-25 was designed to test an extension to the higher grade mineralized system encountered to the east in holes MA-02-06 and Barrick’s hole MN97-195.  This 30 m step-out to the west of hole MA-02-06 intersected four significant zones of mineralization between 49.0 m and 212.5 m.  The thickest interval returned 11.5 m averaging 5.86 g/t gold, including 4.3 m of 12.76 g/t gold with a high of 21.68 g/t gold over 0.4 m.  This interval is believed to be the western, thickened extension to the high-grade interval in hole MA-02-006.

The intersection in hole MA-04-25 is believed to be the strike extension of the 7.5g/t intersection encountered in hole MA-02-06 and illustrates that the “55” Zone can host high-grade gold mineralization over significant dimensions, similar to the “Southwest Zone”.  Additional drilling is required to fully develop the “55” Zone, which remains open both along strike and at depth.

The importance of the high-grade intercepts in the “55” Zone can be best understood in the context of the entire property.

An inferred resource of 624,500 ounces of gold occurs in the “Southwest Zone”, located approximately 1.8 km east of the “55” Zone.  The recently discovered “Western Zone”, located approximately 2.5 km to the west of the “55” Zone, hosts a gold bearing system developed over a strike length of 850 m (see News Release of April 22, 2004).  A higher grade centre to this “Western Zone” gave several significant intersections over a 350m strike length.  Some of the more important intersections include:  10.98 g/t over 0.8m in hole MA-03-13; 6.08 g/t over 2.0 m in hole MA-04-22; 8.5 g/t over 2.4 m in hole MA-03-14; 8.4 g/t over 1.5 m in hole MA-04-15; 10.59 g/t over 0.9 m in hole MA-04-17.

Neither the “Western Zone” nor the “55” Zone has been developed to the level of the inferred resource in the “Southwest Zone”.  However, drilling in the “55” Zone is now returning gold grades over widths that are comparable to those encountered in the “Southwest Zone”.  The “Western Zone” is in the earlier stages of development, but potential is high for similar intersections in this area.

The work completed to date has identified three major zones of gold mineralization, all occurring in a similar geological environment over a 5.5 km long, easterly trending, belt.  An additional 3.5 km of this key mineralized horizon lies within Acrex’s Michaud property and remains to be tested.

Management is encouraged by these results.  Planning is currently under way for the next phase of drilling which will focus on developing resources on the “55” Zone and exploring the favourable ground between the “55” Zone and the “Western Zone”.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

SSE
AZIMUTH 340
NNW
MA-02-06
MA-04-25
MN96-174
OVERBURDEN
5.86g/t over 11.50m
incl. 12.76g/t over 4.30m
4.52g/t over 6.20m
incl. 11.59g/t over 1.10m
2.90g/t over 2.00m
17.14g/t over 0.50m
SEDIMENTS
HEMATITIC IRON FORMATION / SEDIMENTS
5.21g/t over 2.80m
incl. 10.27g/t over 0.70m
10.23g/t over 0.50m
4.81g/t over 12.00m
incl. 10.93g/t over 1.74m
and 11.40g/t over 1.50m
5.16g/t over 1.00m
incl. 8.09g/t over 0.50m
HEMATITIC IRON FORMATION
7.57g/t over 1.50m
incl. 9.12g/t over 0.50m
ALTERED SEDIMENTS
ULTRAMAFIC VOLCANICS
-100m
-200m
-300m
0
50m
100m
100ft
200ft
300ft
44S
42S
40S
38S
36S
34S
"55" Zone Drilling - Section Line 56+50 W
Projected Drill Holes MA-02-06 / MA-04-25 / MN-96-174
September 2004

Acrex Ventures Ltd.
(AKV - TSX Venture)
Michaud Gold Property
DRILL HOLE LOCATION MAP
Schematic
Golden Highway
Matheson Area, Ontario

SOUTH DESTOR PORCUPINE FAULT ZONE
17.14 g/t Au over 0.50 m
10.23 g/t Au over 0.50 m
1.98 g/t Au over 8.00 m
incl. 2.38 g/t Au over 4.50 m
4.42 g/t Au over 0.60 m
9.86 g/t Au over 0.70 m
3.63 g/t Au over 2.30 m
incl. 10.39 g/t Au over 0.50 m
5.21 g/t Au over 2.80 m
incl. 10.27 g/t Au over 0.70 m
4.42 g/t Au over 6.20 m
incl. 10.66 g/t Au over 1.10 m
SECTION LINE LOOKING WSW
MN96-174
13.09 g/t Au over 3.50 m
incl. 8.07 g/t Au over 0.60 m
5.86 g/t Au over 11.50 m
incl. 12.76 g/t Au over 4.30 m
4.81 g/t Au over 12.0 m
incl. 7.54 g/t Au over 6.50 m
and 10.93 g/t Au over 1.74 m
8.55 g/t Au over 2.70 m
incl. 5.34 g/t Au over 0.80 m
2.31 g/t Au over 4.40 m
incl. 6.80 g/t Au over 1.00 m
8.61 g/t Au over 0.72 m
MA-04-25
4.27 g/t Au over 4.28 m
incl. 21.72 g/t Au over 0.70 m
MN96-181
5.49 g/t Au over 1.30 m
MN97-197
MA-04-24
7.98 g/t Au over 0.43 m
MN96-180
MA-02-06
MN97-195
MA-04-26
MA-03-11
MA-03-10
MA-02-07
55 ZONE DRILLING
0
50m
100m
100ft
200ft
300ft
L 60W
L 56W
L 52W
L 48W
TL 50S
September 2004
Surface Grid is Imperial (feet)

N
LUDGATE GOLD ZONE
NORTH DESTOR PORCUPINE FAULT ZONE
SOUTH DESTOR PORCUPINE FAULT ZONE
Area Enlarged Above
SOUTH ZONE
"04" ZONE
SOUTHWEST ZONE
"O4" EXTENSION ZONE
MN97-197
MN96-180
MA02-07
"55" ZONE
MA04-22
MA04-20
MA04-16
MA04-13
MA04-14
MA04-23
MA04-15A
MA04-12
MA04-21
MA04-15
MA04-17
MA04-18
MA04-19
WESTERN ZONE
2.5 Kilometres
Property Boundary
ULTRAMAFIC - MAFIC VOLCANICS
BASALT
SANDSTONES - ARGILLITES
IRON FORMATION

Hudson Bay
ONTARIO
MICHAUD PROPERTY
Hemlo
Timmins
Ottawa
Toronto